A filing fee calculated in accordance with Rule 457(r) of $35,305 due in connection with the securities offered by means of this prospectus supplement is hereby offset against the fee of $306,796.33 paid by Barclays Bank PLC to the SEC in connection with the registration statement No. 333-126811 filed on July 22, 2005 and carried forward pursuant to Rule 457(p).

Filed pursuant to Rule 424(b)(5)

Registration No. 333-145845

Prospectus Supplement to Prospectus dated August 31, 2007

40,000,000 American Depositary Shares, Series 4

Barclays Bank PLC

Representing

40,000,000 Non-Cumulative Callable Dollar Preference Shares, Series 4

(Nominal value of $0.25 each)

We, Barclays Bank PLC, are issuing dollar-denominated non-cumulative callable preference shares, series 4, which will be sold in the form of American Depositary Shares, series 4, or ADSs.

From and including the date of issuance, dividends will accrue on each preference share at a rate of 7.750% per year on the amount of $25 per preference share. Dividends will be payable quarterly in arrear on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2008. We may redeem some or all of the preference shares on March 15, 2013 and on any dividend payment date thereafter at a redemption price of $25 per preference share plus accrued but unpaid dividends (if any) for the then-current dividend period.

Dividends on the preference shares are discretionary. However, if dividends are not paid in full on the preference shares, we and our parent, Barclays PLC, will be subject to restrictions on our ability to pay dividends on (or redeem or repurchase) our ordinary shares and Barclays PLC’s ordinary shares, other series of preference shares and other share capital, until we next make a payment in respect of your preference shares or redeem or purchase all of your preference shares. Barclays PLC has not otherwise agreed to guarantee our obligations in respect of the preference shares. Dividends on the preference shares are payable only to the extent that payment can be made out of profits that are available for distribution and permitted by law to be distributed.

If we are liquidated, you will be entitled to receive a liquidation preference of $25 per preference share plus accrued but unpaid dividends (if any) for the then-current dividend period, but only after we have paid all of our debts and other liabilities to our creditors and to holders of any of our capital shares that are senior to your preference shares.

Investing in the preference shares or ADSs involves risks. See “ Risk Factors” beginning on page S-11 of this prospectus supplement and on page 60 of our Annual Report on Form 20-F incorporated by reference herein.

Application will be made to list the ADSs on the New York Stock Exchange. Trading of the ADSs on the New York Stock Exchange is expected to commence within 30 days after the initial delivery of the ADSs.

Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved or disapproved of these securities or determined that this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Compensation(2)	Proceeds, before expenses, to Barclays Bank PLC
Per ADS	$25.00	$0.7875	$24.2125
Total	$1,000,000,000	$31,500,000	$968,500,000

(1)	Plus accrued dividends, if any, from the date of issuance.
(2)	For sales to certain institutions, the underwriting compensation will be $0.50 per ADS and, to the extent of such sales, the total underwriting discount will be less than the amount set forth above.

We have granted the underwriters an option to purchase on or prior to December 21, 2007 up to an additional 6,000,000 ADSs to cover overallotments, if any, at the Price to Public less the Underwriting Compensation. If the option is exercised in full, the total Price to Public, Underwriting Compensation, and Proceeds, before expenses, payable to us will be $1,150,000,000, $36,225,000 and $1,113,775,000, respectively. Any ADSs or preference shares issued or sold under the option will have the same terms and conditions as the ADSs or preference shares described herein.

The underwriters expect to deliver the ADSs to purchasers in book-entry form only through the facilities of The Depository Trust Company, or DTC, on or about December 7, 2007. Beneficial interests in the ADSs will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants, including Clearstream Banking, societe anonyme and Euroclear Bank S.A./N.V.

Barclays Capital	Citi	UBS Investment Bank	Wachovia Securities

Merrill Lynch & Co.	Morgan Stanley

Bank of America Securities LLC	RBC Capital Markets

Prospectus Supplement dated November 30, 2007

PROSPECTUS SUPPLEMENT

FORWARD-LOOKING STATEMENTS

This prospectus supplement and certain documents incorporated by reference herein contain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of our plans and our current goals and expectations relating to our future financial condition and performance and which involve a number of risks and uncertainties. We caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding our future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, future financial and operating results, future financial position, projected costs and estimates of capital expenditures and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are subject to, among other things, domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, volatility in the global financial markets (such as those experienced recently), the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into our business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, and the impact of competition — a number of which factors are beyond our control. As a result, our actual future results may differ materially from the plans, goals, and expectations set forth in such forward-looking statements. Additional risks and factors are identified in our filings with the U.S. Securities and Exchange Commission (the “SEC”) including in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 Form 20-F”), which is available on the SEC’s website at www.sec.gov. Any forward-looking statements made by or on our behalf speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that we have made or may make in documents we have filed or may file with the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

This prospectus supplement is part of a registration statement on Form F-3 (File No. 333-145845) we have filed with the SEC under the Securities Act of 1933, as amended. This prospectus supplement omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information in and exhibits to the registration statement for further information on us and the securities we are offering. Statements in this prospectus supplement concerning any document we have filed or will file as an exhibit to the registration statement or that we have otherwise filed with the SEC are not intended to be comprehensive and are qualified in their entirety by reference to these filings. You should review the complete document to evaluate these statements.

The SEC allows us to “incorporate by reference” much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus supplement is an important part of this prospectus supplement. For information on the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus, we refer you to “Incorporation of Certain Documents by Reference” on page 1 of the accompanying prospectus.

In addition to the documents listed in the accompanying prospectus, we incorporate by reference in this prospectus supplement and the accompanying prospectus any future documents we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus supplement until the offering contemplated in this prospectus supplement is completed. Reports on Form 6-K we may furnish to the SEC after the date of this prospectus supplement (or portions thereof) are incorporated by reference in this prospectus supplement only to the extent that the report expressly states that it (or such portions) is incorporated by reference in this prospectus supplement.

We will provide to you, upon your written or oral request, without charge, a copy of any or all of the documents we referred to above or in the accompanying prospectus which we have incorporated in this prospectus supplement by reference. You should direct your requests to Barclays Bank PLC, 200 Park Avenue, New York, New York 10166, Attention: General Counsel (telephone: 212-412-4000).

SUMMARY

The following is a summary of this prospectus supplement and should be read as an introduction to, and in conjunction with, the remainder of this prospectus supplement, the accompanying prospectus and any documents incorporated by reference therein. You should base your investment decision on a consideration of this prospectus supplement, the accompanying prospectus and any documents incorporated by reference therein, as a whole. Words and expressions defined in “Description of Preference Shares” and “Description of American Depositary Receipts” below shall have the same meanings in this summary.

General

The Issuer	Barclays Bank PLC

Barclays Bank PLC, including its subsidiary undertakings, is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC, which is the ultimate holding company of Barclays Bank PLC and one of the largest financial services companies in the world by market capitalization. Except as provided in the deed of covenant to be entered into by Barclays PLC containing the dividend restriction referred to below under “Dividends”, Barclays PLC has not assumed any obligations in respect of the preference shares.

The Securities We Are Offering	We are offering dollar-denominated non-cumulative callable preference shares, series 4, which will be sold in the form of American Depositary Shares, series 4, or ADSs.

Issue Date	December 7, 2007

Liquidation Preference	$25

Form of Securities

The preference shares will be represented by a share warrant to bearer in the form of a single global share warrant to bearer which will be deposited with the American Depositary Receipt (“ADR”) depositary under the ADR deposit agreement. We may consider the ADR depositary to be a single holder of the preference shares so deposited for all purposes.

Use of Proceeds	The proceeds of the issue of the preference shares will be used for general corporate purposes.

Manner of Offering	The ADSs will be offered in connection with their initial issuance or in market-marking transactions, if any, by our affiliates after initial issuance.

The aggregate initial offering price specified on the cover of this prospectus supplement relates to the initial offering of the ADSs. This amount does not include ADSs sold in any market-making transactions.

We do not expect to receive any proceeds from market-making transactions.

Please see “Underwriting” in this prospectus supplement for more information.

Listing

Application will be made to list the ADSs on the New York Stock Exchange. Trading of the ADSs on the New York Stock Exchange is expected to commence within 30 days after the initial delivery of the ADSs. The underlying preference shares will not be listed for trading purposes by any stock exchange or securities market.

Risk Factors

Investing in the ADSs and the underlying preference shares offered under this prospectus supplement involves risk. For a description of risks relating to investing in the ADSs and the underlying preference shares, please see the section “Risk Factors” in this prospectus supplement and the 2006 Form 20-F.

CUSIP	06739H511

ISIN	US06739H5110

Over-Allotment Option

We have granted to the underwriters an option to purchase on or prior to December 21, 2007 up to an additional 6,000,000 ADSs to cover over-allotments, if any. Any ADSs or preference shares issued or sold under the option will have the same terms and conditions as the ADSs or preference shares described herein.

Description of Preference Shares

General	The preference shares will have a nominal value of $0.25 each and will, when issued, be fully paid and non-assessable.

Ranking

The preference shares will rank equally among themselves and will rank senior to our ordinary shares and any other class of our shares ranking junior to the preference shares as regards participation in our profits and on a return of capital or a winding-up.

Dividends

Non-cumulative preferential dividends will accrue on the preference shares from and including the date of their issuance. Dividends will accrue and be payable on each preference share at a rate of 7.750% per year on the amount of $25 per preference share, from and including the date of issuance. Dividends will be payable quarterly in arrear in U.S. dollars on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2008.

Dividends on the preference shares may be paid only to the extent that payment can be made out of our distributable profits (i.e., profits of Barclays Bank PLC that are available for distribution and permitted by law to be distributed). We may for any reason not pay in full or in part any dividends on the preference shares in respect of one or more dividend periods.

In addition, we will not pay a dividend on the preference shares if payment of the dividend would cause a breach of the applicable capital adequacy requirements of the United Kingdom’s Financial Services Authority (“FSA”).

If we do not pay in full any dividend on the preference shares on a dividend payment date (or if we fail to set aside the amount of the payment in full), neither we nor Barclays PLC may:

(i)	declare or pay a dividend on any of our ordinary shares, other preference shares or other share capital ranking pari passu or junior with the preference shares in respect to dividend payments and rights in liquidation; or

(ii)	redeem, purchase, reduce or otherwise acquire any of our respective ordinary shares, preference shares or other share capital (or set aside any sum or establish any sinking fund for the redemption, purchase or other acquisition thereof);

until the earlier of (a) the dividend payment date on which we next pay in full (or set aside a sum to provide for payment in full of) a dividend on the preference shares and (b) the date on or by which all of the preference shares are either redeemed in full or purchased by or for our account, in each case in accordance with our articles of association and the terms of the preference shares. The restriction in clause (i) above does not apply to any payment by Barclays PLC of a final dividend declared by its shareholders prior to the relevant dividend payment date, or a dividend paid by us to Barclays PLC or to another wholly-owned subsidiary of Barclays PLC. The restriction in clause (ii) above does not apply to purchases, redemptions, reductions or other acquisitions of our shares held by Barclays PLC or another wholly-owned subsidiary of Barclays PLC.

Rights Upon Liquidation

If there is a return of capital in respect of our voluntary or involuntary liquidation, dissolution, winding-up or otherwise, other than a redemption or purchase by us of any of our issued shares, or a reduction of our share capital, permitted by our articles of association and under applicable law, you will be entitled to receive a liquidation distribution of $25 per preference share, plus accrued but unpaid dividends (if any) for the then-current dividend period, as described under “Description of Preference Shares — Rights Upon Liquidation” in this prospectus supplement.

Redemption

Subject to the requirements of the UK Companies Act 1985 (as amended) and the operative company law provisions of the UK Companies Act 2006 (the “Companies Acts”), our articles of association and to giving one month’s prior written notice to the FSA (if required), we may redeem some or all of the preference shares on March 15, 2013 and on any dividend payment date thereafter. If we redeem your preference shares, we will give you at least 30 days (but no more than 60 days) prior notice. The redemption price payable on the redemption of preference shares is equal to $25 per preference share plus accrued but unpaid dividends (if any) for the then-current dividend period to the date fixed for redemption. For further information, please see “Description of Preference Shares — Redemption” in this prospectus supplement.

Purchases

Subject to the requirements of the Companies Acts, U.S. securities laws, our articles of association and all other applicable rules and regulations, and subject to the consent of or prior notification to the FSA (if required) we may at any time purchase, or cause to be purchased for our account, all or any of the preference shares at any price. We will not be required to select the shares to be purchased ratably or in any other particular manner as between the holders of preference shares or as between them and the holders of shares of any other class (whether or not the preference shares rank senior to such other class).

Voting Rights	As a holder of the preference shares or ADSs, you will not be entitled to receive notice of, attend or vote at any general meeting of our ordinary shareholders.

Variation of Rights

We may not vary or abrogate the rights attached to the preference shares except pursuant to a special resolution adopted by holders of the preference shares or with the written consent of holders of three-fourths of the preference shares.

We may not authorize, create or increase the amount of any shares of any class, or any security convertible into shares of any class, ranking senior to the preference shares, except pursuant to a special resolution passed at a separate general meeting of the holders of the preference shares or with the written consent of holders of three-fourths of the issued preference shares.

Further Issues

We may, at any time and from time to time, and without any consent or sanction of the holders of the preference shares, create or issue further preference shares or other share capital ranking equal or junior to the preference shares.

No Additional Amounts

If at any time we are required by a tax authority to deduct or withhold taxes from payments made by us with respect to the preference shares, we will not pay additional amounts. As a result, the net amount received from us by each holder of a preference share, after the deduction or withholding, will be less than the amount the holder would have received in the absence of the deduction or the withholding.

Registrar and Paying Agent	The Bank of New York, One Canada Square, London E14 5AL, United Kingdom, will act as the registrar and initial principal paying agent for the preference shares.

Governing Law	English law.

Description of American Depositary Receipts (ADRs)

Depositary	The Bank of New York will act as the ADR depositary. The ADR depositary’s corporate trust office in New York City is presently located at 101 Barclay Street, New York, New York 10286.

American Depositary Receipts

An ADR is a certificate evidencing a specific number of ADSs. Each ADS will represent one preference share, or evidence of rights to receive one preference share, deposited with the London office of The Bank of New York, as custodian.

Withdrawal of Deposited Securities

ADRs may be surrendered in exchange for preference shares in registered form only. Upon surrender of ADRs at the ADR depositary’s corporate trust office in New York City and upon payment of the taxes, charges and fees provided in the deposit agreement and subject to its terms, an ADR holder is entitled to delivery, to or upon its order, at the ADR depositary’s corporate trust office in New York City or the office of the custodian in London of the amount of preference shares represented by the ADSs evidenced by the surrendered ADRs.

Cash Dividends and Other Cash Distributions

The ADR depositary will distribute all cash dividends or other cash distributions that it receives in respect of deposited preference shares to the ADR holders in proportion to their holdings of ADSs representing the preference shares.

Redemption of ADSs

If we redeem the preference shares represented by ADSs, the ADR depositary will distribute the redemption amount to ADR holders as a cash distribution, as described under “Description of American Depositary Receipts — Cash Dividends and Other Cash Distributions” in this prospectus supplement.

General

Neither the ADR depositary nor we will be liable to ADR holders if prevented or forbidden or delayed by any present or future law of any country or by any governmental or regulatory authority or stock exchange, any present or future provision of our articles of association, any provision of any securities issued or distributed by us, or any act of God or war or terrorism or other circumstances beyond our control or the ADR depositary’s control in performing our obligations under the deposit agreement.

Governing Law	The deposit agreement and the ADRs are governed by, and construed in accordance with, the laws of the State of New York.

RISK FACTORS

Investing in the securities offered under this prospectus supplement involves risk. You should carefully consider the risks and the other information contained in this prospectus supplement, the accompanying prospectus, the 2006 Form 20-F and any other documents incorporated by reference before deciding to invest in the securities. If any of these risks occurs, our business, financial condition, and results of operations could suffer, and the trading price and liquidity of the preference shares or the ADSs could decline, in which case you could lose some or all of your investment.

If We Do Not Make Payments on Other Securities Issued by Us, We Will Not be Permitted to Pay Dividends on the Preference Shares

We have previously issued certain tier-one notes, or TONs, and reserve capital instruments, or RCIs. If we defer any coupon payment on the TONs, we will not be permitted to pay any dividends on (or redeem or repurchase) any preference shares until we make a coupon payment on the TONs. If we defer any coupon payment on the RCIs, we will not be permitted to pay any dividends on any preference shares until we pay the deferred coupon payment.

In addition, we have previously issued other preference shares. If our board of directors decides not to pay in full dividends on those other preference shares, we will not be permitted to pay dividends on (or redeem or repurchase) any preference shares offered under this prospectus supplement.

In the future, we may issue other preference shares and securities that similarly restrict our ability to pay dividends on (or redeem or repurchase) the preference shares offered under this prospectus supplement in the event we do not make payments on such other preference shares and securities.

Dividends on the Preference Shares Are Discretionary and Non-cumulative

Our board of directors may resolve, for any reason and in its absolute discretion, not to pay in full or in part any dividends on the preference shares in respect of a particular dividend period. Also, our board of directors is not permitted to pay any dividends on the preference shares unless such dividends can be paid out of our profits that are available for distribution and permitted by law to be distributed. In addition, we will not pay a dividend on the preference shares if payment of the dividend would cause a breach of the applicable capital adequacy requirements of the FSA.

There can be no assurance that we will have sufficient profits available for distribution for our board of directors to be authorized to pay the full amount of dividends on the preference shares in respect of a particular dividend period. For more information regarding risks that may materially affect the amount of our profits available for distribution and our ability to make payments under the preference shares, please refer to the information under the caption “Risk Factors” in the 2006 Form 20-F, which is incorporated by reference in this prospectus supplement.

Dividends on the preference shares will also be non-cumulative. If our board of directors does not pay the full amount of the dividend payable on a dividend payment date, then the rights of holders of the preference shares or ADSs to receive any unpaid amount in respect of the relevant dividend period will be lost. We will have no obligation to pay the dividend accrued for that dividend period or to pay any interest on the dividend, whether or not dividends on the preference shares are paid for any subsequent dividend period.

If We Are Wound-up or Liquidated, Any Distribution on the Preference Shares Will be Subordinated to the Claims of Our Creditors

If we are wound-up or liquidated, voluntarily or involuntarily, you will not be entitled to receive any liquidation preference on the preference shares until after the claims of all of our creditors have been satisfied. If we do not have sufficient assets at the time of liquidation to satisfy those claims, you will not receive any liquidation preference on the preference shares. There is no limitation on our ability to issue debt securities in the future that would rank equal or senior in liquidation to the preference shares offered under this prospectus supplement.

The TONs and the RCIs will rank equally in liquidation with the preference shares unless we issue preference shares in the future that are senior to the preference shares offered under this prospectus supplement. Subject to the requirements described under “Description of Preference Shares — Variation of Rights,” we will be permitted to issue preference shares in the future that would rank senior in liquidation to the preference shares offered under this prospectus supplement.

Dividends on the Preference Shares Could Be Adversely Affected By Regulatory Restrictions on Our Operations

UK bank regulatory authorities could make determinations in the future with respect to us that could adversely affect our ability to pay dividends in respect of the preference shares or ADSs. In addition, United States federal or state regulatory authorities, as well as regulatory authorities in other countries, have regulatory authority over us and/or our subsidiary undertakings. Under certain circumstances, any of such regulatory authorities could make determinations or take decisions in the future with respect to us and/or any of our subsidiary undertakings or a portion of their respective operations or assets that could adversely affect the ability of any of them to, among other things, make distributions to their respective securityholders, engage in transactions with affiliates, purchase or transfer assets, pay their respective obligations or make any redemption or liquidation payments to their securityholders. Please refer to the information under the caption “Section 1 Operating Review — Risk Factors — Supervision and Regulation” in the 2006 Form 20-F, which is incorporated by reference in this prospectus supplement, for a description of regulations currently applicable to us.

Holders may be Required to Bear the Financial Risks of an Investment in the Preference Shares and the ADSs for an Indefinite Period of Time

The preference shares and ADSs do not have a fixed final redemption date and investors will have no right to call for the redemption of the preference shares or the ADSs. Although we may redeem preference shares and ADSs on March 15, 2013 and on any dividend payment date thereafter at a redemption price of $25 per preference share plus accrued but unpaid dividends (if any) for the then-current dividend period, we have no obligation to redeem preference shares and ADSs and there may be limitations on our ability to do so. Therefore, you should be aware that you may be required to bear the financial risks of an investment in the preference shares and the ADSs for an indefinite period of time.

An Active Market for the ADSs May Fail to Develop

Application will be made to list the ADSs on the New York Stock Exchange and trading of the ADSs on the New York Stock Exchange is expected to commence within 30 days after the initial delivery of the ADSs. However, we do not intend to list the preference shares for trading on any stock exchange or securities market and we are not required to maintain the listing of the ADSs on the New York Stock Exchange or any other stock exchange or securities market. There can be no assurance that an active public market for the ADSs will develop and, if such a market were to develop, neither the underwriters nor any other person are required to maintain such a market. The liquidity and the market prices for the ADSs can be expected to vary with changes in market and economic conditions generally and in our financial condition and prospects in particular, as well as in response to other factors that generally influence the market prices of securities.

National Association of Insurance Commissioners

The National Association of Insurance Commissioners (“NAIC”) reviews a broad array of securities, including so-called hybrid securities such as the preference shares, and may from time to time classify them into various categories. Depending on how the NAIC may classify the preference shares, they may be more or less attractive to U.S. insurance companies that may seek to invest in the preference shares, which may in turn affect the demand for the preference shares after this offering. You should consult with your own advisor about the implications to you, if any, of a classification by the NAIC with respect to the preference shares, if any.

Holders of the Preference Shares or ADSs Do Not Have Voting Rights

As a holder of the preference shares or ADSs, you will not be entitled to receive notice of, attend or vote at any general meeting of our ordinary shareholders.

Rating Agencies May Change Rating Methodologies, Including Their Views on “Notching” Practices

The rating agencies may in the future change their rating methodologies for securities with features similar to the preference shares. This may include, for example, the relationship between ratings assigned to an issuer’s senior securities and ratings assigned to securities with features similar to the preference shares, sometimes called “notching”. If the rating agencies were to change their practices for rating such securities in the future and the ratings of the preference shares were to be subsequently lowered, this may have a negative impact on the trading price of the ADSs.

Implications of Withdrawal of Underlying Preference Shares and Holding Preference Shares in Registered Form.

The preference shares will be represented by a share warrant to bearer in the form of a single global share warrant which will be deposited with the ADR depositary under the ADR deposit agreement. The ADSs are capable of being surrendered in exchange for preference shares in registered form, though such exchanges are not anticipated. If a holder chooses to take delivery of the preference shares underlying its ADSs, neither ad valorem UK stamp duty nor UK stamp duty reserve tax (“SDRT”) should be payable on the exchange, provided that the preference shares are not transferred (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. However, a subsequent transfer of (or unconditional agreement to transfer) preference shares in registered form would be subject to UK stamp duty or SDRT as described below.

Subject to certain exceptions, a documentary transfer of preference shares in registered form, or a documentary agreement to transfer any interest in any preference shares in registered form where such interest falls short of full legal and beneficial ownership, would attract ad valorem UK stamp duty, and an unconditional agreement to transfer preference shares would attract SDRT (provided that SDRT would not be payable if UK stamp duty had been paid), generally at the rate of 0.5% (rounded up, if necessary, to the nearest £5) on the amount or value of the consideration for the transfer.

Furthermore, UK stamp duty would, subject to certain exceptions, be payable at the rate of 1.5% (rounded up, if necessary, to the nearest £5) of the value of preference shares in registered form on any instrument pursuant to which preference shares are transferred (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. SDRT, at the same rate, could also be payable in these circumstances but no SDRT would be payable if stamp duty were paid.

This tax treatment may mean that preference shares held in registered form trade separately from preference shares which are represented by ADSs, and consequently there may be an increased risk of illiquidity in relation to any preference shares held in registered form. Furthermore, in exchanging ADSs for registered preference shares, a holder will also be exchanging listed for unlisted securities, which are likely to be less liquid and marketable than the ADSs.

USE OF PROCEEDS

The net proceeds from the sale of the ADSs, less the underwriting compensation of $31,253,037 and expenses payable by us estimated at $780,000, are estimated to be $967,966,963. These proceeds will be used for general corporate purposes.

DESCRIPTION OF PREFERENCE SHARES

The following description of the preference shares replaces in its entirety the description of the preference shares in the accompanying prospectus. If this prospectus supplement is inconsistent with the accompanying prospectus, this prospectus supplement will prevail with regard to the preference shares. The following summary is not complete and is subject to, and qualified in its entirety by reference to, our articles of association, as amended, the written resolutions passed by the fund raising committee of our board of directors, the form of special resolution adopting the terms of the preference shares to be passed by our shareholders, the form of deed of covenant to be entered into by Barclays PLC containing the dividend restriction referred to below under “— Dividends — Partial Payment and Non-Payment of Dividends” and the form of agency agreement to be entered between us and The Bank of New York. We will file a copy of these documents with the SEC under cover of Form 6-K prior to the issuance of the ADSs.

General

Under our articles of association, only our board of directors or an authorized committee of the Board is empowered to provide for the issuance of U.S. dollar-denominated preference shares if a resolution of our shareholders has authorized the allotment.

The preference shares will have a nominal value of $0.25 each and will, when issued, be fully paid and non-assessable. The preference shares will rank equally among themselves and will rank senior to our ordinary shares and any other class of our shares ranking junior to the preference shares as regards participation in our profits and on a return of capital or a winding-up.

The preference shares will be represented by a share warrant to bearer in the form of a single global share warrant to bearer which will be deposited with the ADR depositary under the ADR deposit agreement. We may consider the ADR depositary to be a single holder of preference shares so deposited for all purposes.

Title to preference shares in registered form will pass by transfer and registration on the register that the registrar for the preference shares shall keep at its office in the United Kingdom. The registrar for the preference shares will not charge for the registration of transfer, but the person requesting it will be liable for any taxes, stamp duties or other governmental charges.

A summary of certain terms and provisions of the ADR deposit agreement pursuant to which ADRs evidencing the ADSs are issuable is set forth below under the heading “Description of American Depositary Receipts”.

Dividends

Dividend Rights

Non-cumulative preferential dividends will, subject to and as set out under “Partial Payment and Non-Payment of Dividends”, accrue on the preference shares from and including the date of their issuance. Dividends will be paid on each preference share at a rate of 7.750% per year on the amount of $25 per preference share, from and including the date of issuance. Dividends will be payable quarterly in arrear in U.S. dollars on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2008.

Dividends on the preference shares may be paid only to the extent that payment can be made out of our distributable profits (i.e., profits of Barclays Bank PLC that are available for distribution and permitted by law to be distributed). Our board of directors may resolve, for any reason and in its absolute discretion, not to pay in full or in part any dividends on the preference shares in respect of one or more dividend periods.

In addition, we will not pay a dividend on the preference shares if payment of the dividend would cause a breach of the applicable capital adequacy requirements of the FSA in the United Kingdom.

A “dividend period” is the period from and including the most recent dividend payment date (or the date of issuance) to but excluding the next succeeding dividend payment date.

Dividends on the preference shares will be calculated on the basis of a 360-day year of twelve 30-day months.

Partial Payment and Non-Payment of Dividends

Dividends on preference shares may be paid only to the extent that payment can be made out of our profits which are available for distribution and permitted by law to be distributed. Dividends on the preference shares will not be paid in full if our distributable profits are insufficient on any dividend payment date to enable us to pay accrued dividends in full on the preference shares and at the same time pay (or set aside funds to pay) the full amount of dividends expressed to be payable on or before that dividend payment date on any other class of preference shares or any class of our share capital ranking equal or senior to the preference shares as regards participation in our profits.

If our distributable profits are insufficient on this basis, we will not pay you any dividends on the preference shares until after we have paid (or set aside funds to pay) the full amount of any dividends referred to above in respect of other classes of preference shares or share capital ranking senior to the preference shares. If any distributable profits remain after we have paid those dividends, we will pay you dividends on the preference shares on a pro rata basis with other classes of preference shares or share capital ranking equally with the preference shares.

On any dividend payment date, the dividend on the preference shares which would otherwise be payable on such dividend payment date may, at our discretion, either not be payable at all or only be payable in part.

If a dividend on the preference shares is not paid, or is paid only in part, you will have no claim in respect of such non-payment or partial payment, and we will have no obligation to pay the dividend accrued for the relevant dividend period or to pay interest on that dividend, whether or not we pay dividends on the preference shares for any future dividend period.

If we do not pay in full any dividend on the preference shares on a dividend payment date (or if we fail to set aside the amount of the payment in full), neither we nor Barclays PLC may:

(i)	declare or pay a dividend on any of our ordinary shares, other preference shares or other share capital ranking pari passu or junior with the preference shares in respect to dividend payments and rights in liquidation; or

(ii)	redeem, purchase, reduce or otherwise acquire any of our respective ordinary shares, preference shares or other share capital (or set aside any sum or establish any sinking fund for the redemption, purchase or other acquisition thereof)

until the earlier of (a) the dividend payment date on which we next pay in full (or set aside a sum to provide for payment in full of) a dividend on the preference shares and (b) the date on or by which all of the preference shares are either redeemed in full or purchased by or for our account, in each case in accordance with our articles of association and the terms of the preference shares. The restriction in clause (i) above does not apply to any payment by Barclays PLC of a final dividend declared by its shareholders prior to the relevant dividend payment date, or a dividend paid by us to Barclays PLC or to another wholly-owned subsidiary of Barclays PLC. The restriction in clause (ii) above does not apply to the purchases, redemptions, reductions or other acquisitions of our shares held by Barclays PLC or another wholly-owned subsidiary of Barclays PLC.

Unclaimed Dividends

If you do not claim any dividend paid by us after a period of 12 years from the date when it became due for payment, you will forfeit the dividend and the unclaimed amount will revert to us. We will not act as your trustee in respect of any unclaimed dividend or other amount, even if our board of directors pays a dividend or other amount on the preference shares into a separate account.

No Interest

We will not pay you any interest on any dividend or other amount payable on the preference shares.

Rights Upon Liquidation

If there is a return of capital in respect of our voluntary or involuntary liquidation, dissolution, winding-up or otherwise, other than in respect of any redemption or repurchase of the preference shares permitted by our articles of association and under applicable law, the holders of the outstanding preference shares will be entitled to receive liquidating distributions. Liquidating distributions will:

•

come from the assets we have available for distribution to shareholders, before any payment is made to holders of our ordinary shares or any other class of shares then in issue ranking junior to the preference shares upon a return of capital;

•

rank equally in every respect on such a return of capital with the holders of any other class of shares then in issue (other than any class of shares then in issue ranking in priority to the preference shares on a winding-up or such other return of capital); and

•

be in an amount equal to the liquidation value per share of the preference shares, plus an amount equal to accrued and unpaid dividends (if any), whether or not declared or earned, for the then-current dividend period up to and including the date of commencement of our winding-up or the date of any other return of capital, as the case may be.

After payment of the full amount of the liquidating distribution to which they are entitled, the holders of the preference shares will have no right or claim to participate further in our assets available for distribution among our shareholders and will not be entitled to any further participation in the return of capital. If there is a sale of all or substantially all of our assets, the distribution to our shareholders of all or substantially all of the consideration for the sale, unless the consideration, apart from assumption of liabilities, or the net proceeds consists entirely of cash, will not be deemed a return of capital in respect of our liquidation, dissolution or winding-up.

Redemption

Subject to the requirements of the Companies Acts, our articles of association and to giving one month’s prior written notice to the FSA (if required), we may redeem some or all of the preference shares on March 15, 2013 and on any dividend payment date thereafter. If we redeem your preference shares, we will give you at least 30 days (but no more than 60 days) prior notice. The redemption price payable on the redemption of preference shares is equal to $25 per preference share plus accrued but unpaid dividends (if any) for the then-current dividend period to the date fixed for redemption.

In the event that payment of the redemption price in respect of any preference share is improperly withheld or refused, the dividend on the preference share will continue to accrue, at the then applicable rate, from the date fixed for redemption to the date of payment of the redemption price. If the date for payment of any amount due on redemption is not a business day, then payment of that amount will be made on the next succeeding business day, without any interest or payment in respect of such delay.

Purchases

Subject to the requirements of the Companies Acts and U.S. securities laws, our articles of association and all other applicable rules and regulations, and subject to the consent of or prior notification to the FSA (if required) we may at any time purchase, or cause to be purchased for our account, all or any of the preference shares at any price. We will not be required to select the shares to be purchased ratably or in any other particular manner as between the holders of preference shares or as between them and the holders of shares of any other class (whether or not the preference shares rank senior to such other class).

Voting Rights

As a holder of the preference shares or ADSs, you will not be entitled to receive notice of, attend or vote at any general meeting of our ordinary shareholders.

Variation of Rights

The rights, preferences and privileges attached to the preference shares may be varied or abrogated only with the written consent of the holders of at least three-fourths of the outstanding preference shares or with the sanction of a special resolution passed at a separate general meeting of the holders of the outstanding preference shares. A special resolution will be adopted if passed by a majority of at least three-fourths of those holders voting in person or by proxy at the meeting. The quorum required for this separate general meeting will be persons holding or representing by proxy at least one-third of the outstanding preference shares, except that if at any adjourned meeting where this quorum requirement is not met, any two holders present in person or by proxy will constitute a quorum.

We may not authorize, create or increase the amount of any shares of any class, or any security convertible into shares of any class, ranking senior to the preference shares, except, as described above, pursuant to a special resolution passed at a separate general meeting of the holders of the preference shares or with the written consent of holders of three-fourths of the issued preference shares.

This restriction does not apply to our redemption or purchase of any shares, or any reduction of our share capital, permitted by our articles of association and under applicable law.

Notices of Meetings

A notice of any meeting at which holders of the preference shares are entitled to vote will be mailed to each record holder of the preference shares, or published in a leading daily newspaper in London or in an English language newspaper of general circulation in Europe. Each notice will state:

•	the place, date and time of the meeting;

•	the general nature of the business to be transacted;

•	a description of any resolution to be proposed for adoption at the meeting on which those holders are entitled to vote; and

•	that each holder entitled to attend and vote is entitled to appoint one or more proxies to attend, and, on a poll, vote instead of such holder and that a proxy need not be a holder.

A holder of the preference shares in registered form who is not registered with an address in the United Kingdom and who has not supplied an address within the United Kingdom to us for the purpose of notices is not entitled to receive notices of meetings from us. For a description of notices that we will give to the ADR depositary and that the ADR depositary will give to ADR holders, you should read “Description of American Depositary Receipts — Reports and Notices” in this prospectus supplement.

Further Issues

We may, at any time and from time to time, and without any consent or sanction of the holders of the preference shares, create or issue further preference shares or other share capital ranking equal or junior to the preference shares. Our creation or issuance of further preference shares or other share capital ranking equally with the preference shares will not be deemed to alter, vary, affect, modify or abrogate any of the rights attaching to the preference shares. These rights will not be deemed to be varied by any change to the provisions in our articles of association, other than a change which would result in any further preference shares or other share capital ranking senior to the preference shares. Any further series of preference shares or other share capital ranking equal or junior to the preference shares may either carry identical rights in all respects with the preference shares (except as regards the date from which such shares rank for dividend) or carry different rights.

No Additional Amounts

If at any time we are required by a tax authority to deduct or withhold taxes from payments made by us with respect to the preference shares, we will not pay additional amounts. As a result, the net amount received from us by each holder of a preference share, after the deduction or withholding, will be less than the amount the holder would have received in the absence of the deduction or the withholding.

Registrar and Paying Agent

The Bank of New York, One Canada Square, London El4 5AL, United Kingdom, will act as the registrar and initial principal paying agent for the preference shares.

Governing Law

The creation and issuance of the preference shares and the rights attached to them will be governed by and construed in accordance with English law.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

The following description of the ADRs replaces in its entirety the description of the ADRs in the accompanying prospectus. If this prospectus supplement is inconsistent with the accompanying prospectus, this prospectus supplement will prevail with regard to the ADRs. The deposit agreement is among us, The Bank of New York, as ADR depositary, and all holders from time to time of ADRs issued under the deposit agreement. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the deposit agreement. We have filed a copy of the form of deposit agreement with the SEC as an exhibit to our registration statement on Form F-3 333-145845. Copies of the deposit agreement are on file at the ADR depositary’s corporate trust office and the office of the custodian. They are open to inspection by owners and holders during business hours.

ADR Depositary

The Bank of New York will act as the ADR depositary. The office of The Bank of New York in London will act as custodian. The ADR depositary’s corporate trust office in New York City is presently located at 101 Barclay Street, New York, New York 10286, and the custodian’s office is presently located at One Canada Square, London E14 5AL, United Kingdom.

American Depositary Receipts

An ADR is a certificate evidencing a specific number of ADSs, each of which will represent one preference share, or evidence of rights to receive one preference share.

Deposit and Issuance of ADRs

When the custodian has received preference shares, or evidence of rights to receive preference shares, and applicable fees, charges and taxes, the ADR depositary will execute and deliver at its corporate trust office in New York City to the person(s) specified by us in writing, an ADR or ADRs registered in the name of such person(s) evidencing the corresponding number of ADSs.

Withdrawal of Deposited Securities

ADRs may be surrendered in exchange for preference shares in registered form. Upon surrender of ADRs at the ADR depositary’s corporate trust office in New York City and upon payment of the taxes, charges and fees provided in the deposit agreement and subject to its terms, an ADR holder is entitled to delivery, to or upon its order, at the ADR depositary’s corporate trust office in New York City or the office of the custodian in London, of the amount of preference shares represented by the ADSs evidenced by the surrendered ADRs. The ADR holder will bear the risk and expense for the forwarding of share certificates and other documents of title to the corporate trust office of the ADR depositary. We do not anticipate that ADR holders are likely to elect to take delivery of underlying preference shares for the reasons described above under “Risk Factors.”

Cash Dividends and Other Cash Distributions

The ADR depositary will distribute all cash dividends or other cash distributions that it receives in respect of deposited preference shares to the ADR holders in proportion to their holdings of ADSs representing the preference shares. The cash amount distributed will be reduced by any amounts that we or the ADR depositary must withhold on account of taxes.

Before making a distribution, the ADR depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.

Redemption of ADSs

If we redeem preference shares represented by ADSs, the ADR depositary will distribute the applicable redemption amount to ADR holders as a cash distribution, as described under “— Cash Dividends and Other Cash Distributions” above.

If fewer than all the ADSs are to be redeemed, the ADSs to be redeemed will be selected by lot, proportionately or by any other equitable method as the ADR depositary may determine. A proportionate amount of preference shares will thereafter be redeemed.

We must give notice of redemption in respect of preference shares to the ADR depositary not less than 30 days before the redemption date. If instructed by us, the ADR depositary will deliver the notice to all registered holders of ADRs.

Transfer of Receipts

Title to an ADR, and the ADSs evidenced thereby, may be transferred by surrendering the ADR, properly endorsed or accompanied by proper instruments of transfer, to the ADR depositary. The ADR depositary will register transfers of ADRs on its transfer books. Where not all of the ADSs evidenced by the ADR are the subject of the transfer, a new ADR in respect of the balance of the ADSs will be issued to the transferor.

Record Date

Whenever any cash dividend or other cash distribution becomes payable, or whenever the ADR depositary causes a change in the number of preference shares represented by each ADS or receives notice of any meeting of holders of preference shares, the ADR depositary will fix a record date for the determination of the ADR holders who are entitled to receive the dividend or to give instructions for the exercise of voting rights at the meeting, on or after which each ADS will represent the changed number of shares subject to the provisions of the deposit agreement.

Voting of the Underlying Deposited Securities

As a holder of the preference shares or ADSs, you will not be entitled to receive notice of, attend or vote at any general meeting of our ordinary shareholders.

When the ADR depositary receives notice of any meeting or solicitation of consents or proxies of holders of preference shares, it will, at our written request and as soon as practicable thereafter, mail to the record holders of ADRs a notice including:

•	the information contained in the notice of meeting;

•

a statement that the record holders of ADRs at the close of business on a specified record date will be entitled, subject to any applicable provision of English law, to instruct the ADR depositary as to the exercise of any voting rights pertaining to the preference shares represented by their ADSs; and

•

a brief explanation of how they may give instructions, including an express indication that they may instruct the ADR depositary to give a discretionary proxy to a designated member or members of our board of directors if no such instruction is received.

Inspection of Transfer Books

The ADR depositary agent will, at its corporate trust office in New York City, keep books for the registration and transfer of ADRs. These books will be open for inspection by ADR holders at all reasonable times. However, this inspection may not be for the purpose of communicating with ADR holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADRs.

Reports and Notices

We will furnish the ADR depositary with our annual reports and the ADR depositary will make available at its corporate trust office in New York City, for any ADR holder to inspect, any reports and communications received from us that are both received by the ADR depositary as holder of preference shares and made generally available by us to the holders of those preference shares. This includes our annual report and accounts.

Upon written request, the ADR depositary will mail copies of those reports to ADR holders as provided in the deposit agreement.

On or before the first date on which we give notice, by publication or otherwise, of:

•	any meeting of holders of the preference shares;

•	any adjourned meeting of holders of the preference shares; or

•	the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of, preference shares we have agreed to transmit to the ADR depositary and the custodian a copy of the notice in the form given or to be given to holders of the preference shares. If requested in writing by us, the ADR depositary will, at our expense, arrange for the prompt transmittal or mailing of such notices, and any other reports or communications made generally available to holders of the preference shares, to all holders of ADRs.

Amendment and Termination of the Deposit Agreement

The form of the ADRs and any provisions of the deposit agreement may at any time and from time to time be amended by agreement between us and the ADR depositary, without the consent of holders of ADRs, in any respect which we may deem necessary or advisable. Any amendment that imposes or increases any fees or charges, other than taxes and other governmental charges, registration fees, transmission costs, delivery costs or other such expenses, or that otherwise prejudices any substantial existing right of holders of outstanding ADRs evidencing ADSs, will not take effect as to any outstanding ADRs until thirty (30) days after notice of the amendment has been given to the record holders of those ADRs. Every holder of any ADR at the time an amendment becomes effective, if it has been given notice, will be deemed by continuing to hold the ADR to consent and agree to the amendment and to be bound by the deposit agreement or the ADR as amended. No amendment may impair the right of any holder of ADRs to surrender ADRs and receive in return the preference shares represented by the corresponding ADSs.

Whenever we direct, the ADR depositary has agreed to terminate the deposit agreement by mailing a termination notice to the record holders of all ADRs then outstanding at least 30 days before the date fixed in the notice of termination. The ADR depositary may likewise terminate the deposit agreement by mailing a termination notice to us and the record holders of all ADRs then outstanding if at any time 90 days shall have expired since the ADR depositary delivered a written notice to us of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.

If any ADRs evidencing ADSs remain outstanding after the date of any termination, the ADR depositary will then:

•	discontinue the registration of transfers of ADRs;

•	suspend the distribution of dividends to holders of ADRs; and

•	not give any further notices or perform any further acts under the deposit agreement, except those listed below, with respect to those ADRs.

The ADR depositary will, however, continue to collect dividends and other distributions pertaining to the preference shares. It will also continue to sell rights and other property as provided in the deposit agreement and deliver preference shares, together with any dividends or other distributions received with respect to them and the net proceeds of the sale of any rights or other property, in exchange for ADRs surrendered to it.

At any time after the expiration of one year from the date of termination of the deposit agreement, the ADR depositary may sell the preference shares then held. The ADR depositary will then hold uninvested the net proceeds of any such sales, together with any other cash then held by it under the deposit agreement in respect of those ADRs, unsegregated and without liability for interest, for the pro rata benefit of the holders of ADRs that have not previously been surrendered.

Charges of ADR Depositary

The following charges shall be incurred by any party depositing or withdrawing preference shares, or by any party surrendering ADRs or to whom ADRs are issued:

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$5 or less for each 100 ADSs (or portion thereof) for the execution and delivery of ADRs (including issuances resulting from a distribution of shares or rights or other property) and cancellation of ADRs for the purpose of withdrawal, including the termination of the deposit agreement. The ADR depositary has agreed to waive this fee for the initial execution and delivery of ADRs evidencing the corresponding number of ADSs offered under this prospectus supplement; and

•	any applicable taxes or other governmental charges.

Except as provided below, we will pay all other fees or charges of the ADR depositary and those of any registrar, co-transfer agent and co-registrar under the deposit agreement, but persons depositing or withdrawing preference shares will be obligated to pay:

•	any applicable share transfer or other registration fees associated with deposits or withdrawals of preference shares; and

•	cable, telex, facsimile transmission charges which the deposit agreement provides are at the expense of persons depositing or withdrawing preference shares.

Under the deposit agreement, the ADR depositary may charge an annual fee of $0.02 or less per depositary share for depositary services. The ADR depositary has agreed to waive this fee.

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the preference shares underlying your ADRs. See “Risk Factors” above. The ADR depositary may refuse to transfer your ADRs or allow you to withdraw the preference shares underlying your ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited preference shares underlying your ADRs to pay any taxes owed and you will remain liable for any deficiency. If the ADR depositary sells deposited preference shares, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

General

Neither the ADR depositary nor we will be liable to ADR holders if prevented or forbidden or delayed by any present or future law of any country or by any governmental or regulatory authority or stock exchange, any present or future provision of our articles of association, any provision of any securities issued or distributed by us, or any act of God or war or terrorism or other circumstances beyond our or the ADR depositary’s control in performing our obligations under the deposit agreement. The obligations of both us and the ADR depositary under the deposit agreement are expressly limited to performing our duties without gross negligence or bad faith.

Both we and the ADR depositary:

•	are not liable if either of us exercises the discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement; and

•

are not liable for any action or nonaction by us in reliance upon the advice of or information from legal counsel, accountants, any person presenting securities for deposit, any ADR holder or any other person believed by either of us in good faith to be competent to give such advice or information.

The ADR depositary will act as registrar or appoint a registrar or one or more co-registrars for registration of the ADRs in accordance with any requirements of the NYSE or any other stock exchange or securities market on or by which the ADSs are listed for trading purposes.

The ADRs evidencing ADSs are transferable on the books of the ADR depositary or its agent. However, the ADR depositary may close the transfer books as to ADRs evidencing ADSs at any time when it deems it expedient to do so in connection with the performance of its duties. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or withdrawal of any preference shares, the ADR depositary or the custodian may require the person presenting the ADR or depositing the preference shares to pay a sum sufficient to reimburse it for any related tax or other governmental charge and any share transfer or registration fee and any applicable fees payable as provided in the deposit agreement. The ADR depositary may withhold any dividends or other distributions, or may sell for the account of the holder any part or all of the preference shares evidenced by the ADR, and may apply those dividends or other distributions or the proceeds of any sale in payment of the tax or other governmental charge. The ADR holder will remain liable for any deficiency.

Any ADR holder may be required from time to time to furnish the ADR depositary or the custodian with proof satisfactory to the ADR depositary of citizenship or residence, exchange control approval, information relating to the registration on our books or those that the registrar maintains for us for the preference shares in registered form, or other information, to execute certificates and to make representations and warranties that the ADR depositary deems necessary or proper. Until those requirements have been satisfied, the ADR depositary may withhold the delivery or registration of transfer of any ADR or the distribution or sale of any dividend or other distribution or proceeds of any sale or distribution or the delivery of any deposited preference shares or other property related to the ADR. The delivery, transfer and surrender of ADRs may be suspended during any period when the transfer books of the ADR depositary are closed or if we or the ADR depositary deem it necessary or advisable, subject to the provisions of the following sentence. The surrender of outstanding ADRs and the withdrawal of preference shares may not be suspended subject only to:

•	temporary delays caused by closing our transfer books or those of the ADR depositary or the deposit of preference shares in connection with voting at shareholder meetings, or the payment of dividends;

•	the payment of fees, taxes and similar charges; and

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of preference shares.

The deposit agreement and the ADRs are governed by, and construed in accordance with, the laws of the State of New York.

TAX CONSIDERATIONS

United States Taxation

This section supplements the discussion of United States federal income taxation in the accompanying prospectus. It applies to you only if you acquire your preference shares or ADSs in this offering and you hold your preference shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds your preference shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the United States Internal Revenue Code of 1986 (the “Code”), as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the ADR depositary and the assumptions that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. You are a

U.S. holder if you are a beneficial owner of preference shares or ADSs and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If a partnership (or an entity treated as a partnership for tax purposes) holds preference shares or ADSs, the tax treatment of a partner will generally depend on the state of the partner and the activities of the partnership. If you are a partner in a partnership holding preference shares or ADSs, you should consult your tax advisors.

If you are not a U.S. holder, this section does not apply to you.

You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of preference shares or ADSs in your particular circumstances.

This discussion addresses only United States federal income taxation.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the preference shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet certain other requirements. Subject to applicable limitations that may vary depending on your individual circumstances, dividends we pay with respect to the preference shares will be qualified dividend income.

The dividend is taxable to you when you, in the case of shares, or the ADR depositary, in the case of ADSs, receive it, actually or constructively. The dividend will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the preference shares or ADSs and thereafter as capital gain.

For foreign tax credit purposes, dividends will be income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gain

If you are a U.S. holder and you sell or otherwise dispose of your preference shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the value of the amount that you realize and your tax basis in your preference shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Redemptions

A redemption of preference shares for cash will be treated as a distribution taxable as a dividend unless an applicable exception applies, in which case it will be treated as a sale or exchange of the redeemed shares taxable as described under the caption “— Taxation of Capital Gain” above.

The redemption will be treated as a sale or exchange if it (1) results in a “complete termination” of a U.S. holder’s share interest in us or (2) is not “essentially equivalent to a dividend” with respect to a U.S. holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by a U.S. holder by reason of certain constructive ownership rules, as well as shares actually owned by such holder, must generally be taken into account. If a particular U.S. holder of shares does not own (actually or constructively) any of our other shares, or owns only an insubstantial percentage of our outstanding shares, and does not participate in our control or management, a redemption of the shares of such holder will generally qualify for sale or exchange treatment. However, because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular U.S. holder of the shares depends upon the facts and circumstances at the time that the determination must be made, prospective U.S. holders of the shares are advised to consult their own tax advisors regarding the tax treatment of a redemption.

If a redemption of preference shares is treated as a distribution, the entire amount received will be treated as a distribution and will be taxable as described under the caption “— Taxation of Dividends” above.

Information Reporting and Backup Withholding

If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•

payments of dividends or other taxable distributions with respect to a preference share or an ADS within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States; and

•	the payment of the proceeds from the sale of a preference share or ADS effected at a United States office of a broker or at the foreign office of a broker that is a U.S.-controlled person.

Additionally, backup withholding will apply to such payments if you are a noncorporate U.S. holder that:

•

fails to provide an accurate taxpayer identification number, is notified by the Internal Revenue Service that you have failed to report all dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

If you are a United States alien holder, which is any holder that is either (i) a non-resident alien individual, (ii) a foreign corporation or (iii) an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a preference share or ADS, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	payments of dividends with respect to a preference share or ADS made to you outside the United States by us or another non-United States payor; and

•

other payments of dividends and the payment of the proceeds from the sale of a preference share or ADS effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax; and

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person; or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations; or

•	you otherwise establish an exemption.

Except as provided below, payment of the proceeds from the sale of a preference share or ADS effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a preference share or ADS that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of a preference share or ADS effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who, in the aggregate, hold more than 50% of the income or capital interest in the partnership; or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

United Kingdom Taxation

The following is a summary of certain aspects of the current United Kingdom taxation treatment of the preference shares and ADSs. It relates only to the position of persons who are the absolute beneficial owners of the preference shares or ADSs and who are neither (a) resident in the United Kingdom for tax purposes nor (b) holding preference shares or ADSs in connection with any trade or business carried on in the United Kingdom through any branch, agency or permanent establishment in the United Kingdom (a “Non-resident holder”). This summary may not apply to certain classes of holders, such as dealers in securities. The comments below also assume that holders of ADSs will in practice be treated for purposes of United Kingdom tax as beneficial owners of the preference shares represented by the ADSs. Holders who are in any doubt as to their tax position (including, in particular, any holders who are resident in the United Kingdom for tax purposes or carrying on a trade or business through any branch, agency or permanent establishment in the United Kingdom) should consult their professional advisers. In addition, holders who may be liable to tax in other jurisdictions should also consult their professional advisers.

Taxation of Dividends

We will not be required to withhold tax at source when paying a dividend on the preference shares.

Non-resident holders of preference shares or ADSs will not have any other liability to United Kingdom tax on such dividends.

Non-resident holders of preference shares or ADSs will not generally be able to claim repayment of any part of any tax credit attaching to dividends paid by us, although this will depend on the existence and terms of any double tax treaty between the United Kingdom and the country in which the holder of preference shares or ADSs is resident for tax purposes; holders of preference shares or ADSs who are resident in the United States for tax purposes will not be entitled to any such credit under the terms of the double taxation treaty between the United Kingdom and the United States of July 24, 2001 (as amended).

Non-resident holders of preference shares or ADSs will not generally be subject to UK capital gains tax or corporation tax on a disposal of preference shares or ADSs. Special rules apply to individuals who are temporarily not resident or ordinarily resident in the United Kingdom.

Inheritance Tax

Preference shares or ADSs beneficially owned by an individual may be subject to UK inheritance tax on the death of the individual or, in some circumstances, if the preference shares or ADSs are the subject of a gift, including a transfer at less than full market value, by that individual.

Inheritance tax is not generally chargeable on gifts to individuals made more than seven years before the death of the donor.

Subject to limited exclusions, gifts to settlements (which would include, very broadly, private trust arrangements) or to companies may give rise to an immediate inheritance tax charge. Preference shares or ADSs held in settlements may also be subject to inheritance tax charges periodically during the continuance of the settlement, on transfers out of the settlement or on certain other events. Investors should take their own professional advice as to whether any particular arrangements constitute a settlement for inheritance tax purposes.

Stamp Duty and Stamp Duty Reserve Tax

Issuance of the preference shares in bearer form. No UK stamp duty will be payable on the delivery of preference shares in bearer form to the custodian on behalf of the ADR depositary. Also, we understand that HM Revenue & Customs will not charge stamp duty reserve tax (“SDRT”) on the delivery of the preference shares in bearer form to the custodian on behalf of the ADR depositary.

Transfers of the ADRs. Any instrument transferring or containing an agreement to transfer a registered ADR which is executed outside the United Kingdom and not brought into the United Kingdom for any purpose will not give rise to any obligation to pay UK stamp duty, and an agreement to transfer a registered ADR will not give rise to SDRT.

Registered preference shares. ADRs may be surrendered in exchange for preference shares in registered form.

Subject to certain exceptions, a documentary transfer of preference shares in registered form, or a documentary agreement to transfer any interest in any preference shares in registered form where such interest falls short of full legal and beneficial ownership, would attract ad valorem UK stamp duty, and an unconditional agreement to transfer preference shares would also attract SDRT (provided that SDRT would not be payable if UK stamp duty had been paid), generally at the rate of 0.5% (rounded up, if necessary, to the nearest £5) on the amount or value of the consideration for the transfer. Generally, ad valorem stamp duty applies neither to gifts nor on a transfer from a nominee to the beneficial owner, although in cases of transfers where no ad valorem stamp duty arises, a fixed UK stamp duty of £5 may be payable.

UK stamp duty would, subject to certain exceptions, be payable at the rate of 1.5% (rounded up, if necessary, to the nearest £5) of the value of preference shares in registered form on any instrument pursuant to which preference shares are transferred (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. UK SDRT, at the same rate, could also be payable in these circumstances but no SDRT would be payable if stamp duty were paid.

CAPITALIZATION AND INDEBTEDNESS

The following table sets out the authorised and issued share capital of Barclays Bank PLC and the Barclays Bank PLC Group’s total shareholders’ equity, indebtedness and contingent liabilities as of June 30, 2007, and as adjusted to reflect the issuance of the preference shares (without giving effect to any exercise of the over-allotment option). The figures set out in the following table were extracted from our unaudited interim financial statements for the six month period ended June 30, 2007, which were prepared in accordance with International Financial Reporting Standards. The adjustments to reflect the issuance of the preference shares have been converted to pounds sterling at an exchange rate of £1=$2.0562.

	As of June 30, 2007	Adjusted for the issuance of the preference shares
	‘000	‘000
Share capital of Barclays Bank PLC
Authorized ordinary share capital — shares of £1 each	3,000,000	3,000,000
Authorized preference share capital — shares of £100 each	400	400
Authorized preference share capital — shares of £1 each	1	1
Authorized preference share capital — shares of U.S.$100 each	400	400
Authorized preference share capital — shares of U.S.$0.25 each(1)	80,000	80,000
Authorized preference share capital — shares of €100 each	400	400
Ordinary shares — issued and fully paid shares of £1 each(2)	2,332,561	2,332,561
Preference shares — issued and fully paid shares of £100 each	75	75
Preference shares — issued and fully paid shares of £1 each	1	1
Preference shares — issued and fully paid shares of U.S.$100 each	100	100
Preference shares — issued and fully paid shares of U.S.$0.25 each(3)	30,000	70,000
Preference shares — issued and fully paid shares of €100 each	240	240

	£ million	£ million
Group shareholders’ equity
Called up share capital	2,366	2,371
Share premium account	9,493	9,959
Other reserves	(635)	(635)
Other shareholders’ funds	2,565	2,565
Retained earnings	13,190	13,190

Shareholders’ equity excluding minority interests	26,979	27,450
Minority interests	1,810	1,810

Total shareholders’ equity	28,789	29,260

Group indebtedness(4)
Subordinated liabilities(5)	15,067	15,067
Debt securities in issue(6)	160,212	160,212

Total indebtedness	175,279	175,279

Total capitalization and indebtedness	204,068	204,539

Group contingent liabilities
Acceptances and endorsements	295	295
Guarantees and assets pledged as collateral security	33,445	33,445
Other contingent liabilities	7,757	7,757

Total contingent liabilities	41,497	41,497

Notes:

(1)	Pursuant to an ordinary resolution of Barclays Bank PLC dated September 5, 2007, the share capital of Barclays Bank PLC was increased by the creation of 70,000,000 dollar preference shares of U.S. $0.25 each.
(2)	On September 30, 2007, 500,000 ordinary shares of £1 each were issued.
(3)	On September 13, 2007, Barclays Bank PLC issued 55,000,000 non-cumulative callable dollar preference shares of $0.25 each.
(4)	“Group indebtedness” includes interest accrued as at June 30, 2007, in accordance with International Financial Reporting Standards.
(5)	On September 25, 2007, Barclays Bank PLC issued $1,250,000,000 7.434 per cent Step-up Callable Perpetual Reserve Capital Instruments.
(6)	As at September 30, 2007, £118,731 million debt securities were in issue, including £47,956 million debt securities (at June 30, 2007, £41,467 million) which were accounted on a fair value basis.

UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement — Standard Provisions, dated November 30, 2007, incorporated in the pricing agreement dated November 30, 2007, between us and the underwriters named below, we have agreed to issue to the underwriters, and each underwriter has severally undertaken to pay up in full, the number of preference shares represented by ADSs (each ADS representing one preference share), set forth opposite its name below:

Underwriters	Number of ADSs
Barclays Capital Securities Limited	5,400,000
Citigroup Global Markets Inc.	5,400,023
UBS Securities LLC	5,400,000
Wachovia Capital Markets, LLC	5,400,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	5,366,666
Morgan Stanley & Co. Incorporated	5,366,666
Banc of America Securities LLC	1,200,000
RBC Dain Rauscher Inc.	1,200,000
Credit Suisse Securities (USA) LLC	400,000
Deutsche Bank Securities Inc.	400,000
J.P. Morgan Securities Inc.	400,000
Wells Fargo Securities, LLC	400,000
Bear, Stearns & Co. Inc.	133,333
BNP Paribas Securities Corp.	133,333
Charles Schwab & Co., Inc.	133,333
Fidelity Capital Markets, a division of National Financial Services LLC	133,333
H&R Block Financial Advisors, Inc.	133,333
HSBC Securities (USA) Inc.	133,333
J.J.B. Hilliard, W.L. Lyons, Inc.	133,333
Janney Montgomery Scott LLC	133,333
Lehman Brothers Inc.	133,333
Morgan Keegan & Company, Inc.	133,333
Oppenheimer & Co. Inc.	133,333
Raymond James & Associates, Inc.	133,333
Robert W. Baird & Co. Incorporated	133,333
Stifel, Nicolaus & Company, Incorporated	133,333
TD Ameritrade, Inc.	133,333
B.C. Ziegler and Company	66,666
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	66,666
Blaylock & Company, Inc.	66,666
C.L. King & Associates, Inc.	66,666
CastleOak Securities, LP	66,666
Comerica Securities, Inc.	66,666
Crowell, Weedon & Co.	66,666
D.A. Davidson & Co.	66,666
Davenport & Company LLC	66,666
Ferris, Baker Watts, Incorporated	66,666
Fifth Third Securities, Inc.	66,666
Fixed Income Securities, LP	66,666
Jefferies & Company, Inc.	66,666
Keefe, Bruyette & Woods, Inc.	66,666
Mesirow Financial, Inc.	66,666
Pershing LLC	66,666
Piper Jaffray & Co.	66,666
Samuel A. Ramirez & Co., Inc.	66,666
Sandler, O’Neill & Partners, L.P.	66,666
Stone & Youngberg LLC	66,666
SunTrust Robinson Humphrey, Inc.	66,666
The Williams Capital Group, L.P.	66,666
Utendahl Capital Partners, L.P.	66,666
Wedbush Morgan Securities Inc.	66,666
William Blair & Company, L.L.C.	66,666

Total	40,000,000

The underwriting agreement and the pricing agreement provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have undertaken to pay up in full all of the preference shares in the form of ADSs if any are subscribed for.

The underwriters initially propose to offer the ADSs directly to the public at a price per ADS of $25. After the initial offering of the ADSs to the public, the price to public and other selling terms may from time to time be varied by the underwriters.

The underwriters propose to offer part of the ADSs directly to the public at the initial public offering price set forth above and part of the ADSs to certain dealers at the initial public offering price less a concession not in excess of $0.50 per ADS, provided, however, that such concession for sales to certain institutions will not be in excess of $0.30 per ADS. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.45 per ADS to brokers and dealers.

We estimate that our total expenses for the offering, excluding underwriting commissions, will be approximately $780,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The preference shares and ADSs are new issue securities with no established trading market. We will apply to list the ADSs on the New York Stock Exchange. Trading of the ADSs on the New York Stock Exchange is expected to commence within 30 days after the delivery of the ADSs. The preference shares will not be listed for trading and no assurance can be given as to the liquidity of the trading market for the preference shares or ADSs.

The ADSs will settle through the facilities of DTC and its participants (which may include Euroclear Bank S.A./N.V. or Clearstream Banking, societe anonyme). The CUSIP number for the ADSs is 06739H511, and the ISIN is US06739H5110.

We expect that delivery of the ADSs will be made against payment on or about December 7, 2007, which will be the fifth business day following the date of this prospectus supplement (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to the trade expressly agree otherwise. Accordingly, if you wish to trade ADSs on the date of this prospectus supplement or the next succeeding business day you will be required, by virtue of the fact that the ADSs will initially settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should therefore consult your own advisor.

Because Barclays Capital Inc., an affiliate of ours and a member of the Financial Industry Regulatory Authority (“FINRA”) (formerly, the NASD), may be participating in the offering of ADSs in the United States on behalf of Barclays Capital Securities Limited, the offering of the ADSs is being conducted in accordance with the applicable provisions of Rule 2720 of the Conduct Rules of the FINRA.

Certain of the underwriters and their affiliates have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may from time to time engage in transactions with and perform services for us in the ordinary course of business.

Over-Allotment Option

We have granted an option to the underwriters to purchase up to an additional 6,000,000 ADSs at the public offering price on the cover page of this prospectus supplement, less the underwriting compensation, on or before December 21, 2007. The underwriters may exercise this option solely to cover overallotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the underwriting agreement, to underwrite a number of additional ADSs proportionate to such underwriter’s initial amount reflected in the above table.

Stabilization Transactions and Short Sales

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales,

stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. The underwriters may close a short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. Stabilizing transactions consist of various bids for or purchases of the ADSs made by the underwriters in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time.

Market-Making Resales

The following discussion of market-making replaces in its entirety the discussion under the heading “Plan of Distribution — Market-Making Resales” and “—Prospectus Supplement to Prospectus dated August 31, 2007 Matters Relating to Initial Offering and Market-Making Resales” in the accompanying prospectus.

This prospectus supplement may be used by an affiliate of Barclays Bank PLC in connection with offers and sales of the ADSs in market-making transactions. In a market-making transaction, such affiliate may resell the ADSs it acquires from other holders, after the original offering and sale of the ADSs. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, such affiliate may act as principal, or agent, including as agent for the counterparty in a transaction in which such affiliate acts as principal, or as agent for both counterparties in a transaction in which such affiliate does not act as principal. Such affiliate may receive compensation in the form of discounts and commissions, including from both counterparties in some cases.

The aggregate initial offering price specified on the cover of this prospectus supplement relates to the initial offering of the ADSs. This amount does not include securities sold in market-making transactions.

We do not expect to receive any proceeds from market-making transactions.

Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale.

Selling Restrictions

United Kingdom

Each underwriter has represented and agreed that, in connection with the distribution of the preference shares or the ADSs:

(i)	it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any preference shares or ADSs in circumstances in which Section 21(1) of the FSMA would not, if Barclays Bank PLC was not an authorized person, apply to Barclays Bank PLC; and

(ii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the preference shares or ADSs in, from or otherwise involving the United Kingdom.

European Union Prospectus Directive

Each underwriter has severally represented and agreed that in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the ADSs or preference shares to the public in that Relevant Member State, other than:

(i)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(iii)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, save that no offer of the ADSs or the preference shares to the public shall be made in reliance on the numerical exemption otherwise available under Article 3(2)(b) of the Prospectus Directive, provided, that no such offer of ADSs shall require the underwriter or us to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of the ADSs or the preference shares to the public” in relation to any ADSs or preference shares in any Relevant Member State means the communication to more than one person in any form and by any means of sufficient information on the terms of the offer and the ADSs or preference shares to be offered so as to enable an investor to decide to purchase or subscribe to the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

VALIDITY OF SECURITIES

Sullivan & Cromwell LLP, our United States counsel, will pass upon the validity of the ADSs under New York law, and Clifford Chance LLP, our English counsel, will pass upon the validity of the preference shares under English law. Weil, Gotshal & Manges LLP, United States counsel for the underwriters, will pass upon certain matters of New York law for the underwriters. Sidley Austin LLP is acting as English legal counsel for the underwriters.